UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         NANOSCIENCE TECHNOLOGIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    63008T106
                                 (CUSIP Number)

                        Viking Investment Group II, Ltd.
                                c/o Ian Markofsky
                                6570 Allison Rd.
                              Miami Beach, FL 33141
                                 (305) 776-3101
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                November 18, 2005
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008T106

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1)       Name of Reporting Person - I.R.S. Identification No. of person
         (entities only). Viking Investment Group II, Ltd. (I.R.S. Identification No. 51-0364556)
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2)       Check the Appropriate Box if a Member of a Group
         (See Instructions)
              (a) [ ]
              (b) [X]

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3)       SEC Use Only

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4)       Source of Funds (See Instructions)
         WC

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5)       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)........ [ ]

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6)       Citizenship or Place of Organization
         Florida

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                             7)       Sole Voting Power
                                      921,988
                             ---------------------------------------------------
NUMBER                       8)       Shared Voting Power
OF SHARES                             0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     9)       Sole Dispositive Power
EACH                                  921,988
REPORTING                    ---------------------------------------------------
PERSON WITH                  10)      Shared Dispositive Power
                                      0
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         921,988

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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

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13)      Percent of Class Represented by Amount in Row (11)
         8.3%

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14)      Type of Reporting Person (See Instructions) CO

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



Item 1. SECURITY AND ISSUER.

         This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of NANOSCIENCE TECHNOLOGIES, INC., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 45 Rockefeller Plaza, Suite 2000 #43, New York, NY 10111-2000.

Item 2. IDENTITY AND BACKGROUND.

        (a) This Statement is being filed by Viking Investment Group II, Ltd. ("Viking Investment"), a Florida corporation.

        (b) The address of Viking Investment's principal office is 6570 Allison Rd., Miami Beach, FL 33141.

        (c) Viking Investment is principally engaged in the business of making investments.

        (d)-(e) No executive officer or director of Viking Investment, nor any controlling shareholder of Viking Investment, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Viking Investment has purchased all 921,988 shares of the Issuer's stock from its working capital through a series of purchases beginning on August 28, 1997 and continuing through the current date.

Item 4. PURPOSE OF TRANSACTION.

        The 921,988 shares of Common Stock of the Issuer were purchased by Viking Investment for investment purposes.

        Except as otherwise described herein, Viking Investment does not have any plans or proposals as of the date hereof which relate to or would result in
(a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) At the date of this Statement, Viking Investment beneficially owns 921,988 shares of Common Stock of the Issuer. This represents approximately 8.3 % of the 11,101,946 total number of the issued and outstanding shares of Common Stock of the Issuer as of June 30, 2005.

        (b) Viking Investment has sole dispositive and voting power with respect to the 921,988 shares of Common Stock of the Issuer.

        (c) No transactions in the Common Stock were effected by Viking Investment in the past 60 days.

        (d) Not Applicable.

        (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Viking Investment and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: November 18, 2005


                                          /s/ Ian Markofsky
                                          --------------------------------------
                                          Name: Ian Markofsky
                                          Title: